# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

## SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. )[1]

eHealth, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

28238P109
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*Note:* Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* § 240.13d-7 for other parties to whom copies are to be sent.

---

[1]     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

| 1 | NAME OF REPORTING PERSON<br><br>STARBOARD VALUE LP | |
|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | |
| 4 | SOURCE OF FUNDS<br><br>OO | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>DELAWARE | |

| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>1,798,117 |
|---|---|---|
| | 8 | SHARED VOTING POWER<br><br>- 0 - |
| | 9 | SOLE DISPOSITIVE POWER<br><br>1,798,117 |
| | 10 | SHARED DISPOSITIVE POWER<br><br>- 0 - |

| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>1,798,117 | |
|---|---|---|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>6.9% | |
| 14 | TYPE OF REPORTING PERSON<br><br>PN | |

| 1 | NAME OF REPORTING PERSON<br><br>STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD | |
|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | |
| 4 | SOURCE OF FUNDS<br><br>WC | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>CAYMAN ISLANDS | |

| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>953,751 |
|---|---|---|
| | 8 | SHARED VOTING POWER<br><br>- 0 - |
| | 9 | SOLE DISPOSITIVE POWER<br><br>953,751 |
| | 10 | SHARED DISPOSITIVE POWER<br><br>- 0 - |

| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>953,751 | |
|---|---|---|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>3.7% | |
| 14 | TYPE OF REPORTING PERSON<br><br>CO | |

| 1 | NAME OF REPORTING PERSON<br><br>STARBOARD VALUE AND OPPORTUNITY S LLC | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>WC | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>DELAWARE | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>179,539 | |
| | 8 | SHARED VOTING POWER<br><br>- 0 - | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>179,539 | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>- 0 - | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>179,539 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>Less than 1% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>OO | | |

| 1 | NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐ (b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS WC | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER 106,440 | |
| | 8 | SHARED VOTING POWER - 0 - | |
| | 9 | SOLE DISPOSITIVE POWER 106,440 | |
| | 10 | SHARED DISPOSITIVE POWER - 0 - | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,440 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% | | |
| 14 | TYPE OF REPORTING PERSON PN | | |

CUSIP No. 28238P109

| 1 | NAME OF REPORTING PERSON<br><br>STARBOARD VALUE R LP | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>OO | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>DELAWARE | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>106,440 | |
| | 8 | SHARED VOTING POWER<br><br>- 0 - | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>106,440 | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>- 0 - | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>106,440 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>Less than 1% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>PN | | |

| 1 | NAME OF REPORTING PERSON<br><br>STARBOARD VALUE R GP LLC | |
|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | |
| 4 | SOURCE OF FUNDS<br><br>OO | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>DELAWARE | |

| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>191,300 |
|---|---|---|
| | 8 | SHARED VOTING POWER<br><br>- 0 - |
| | 9 | SOLE DISPOSITIVE POWER<br><br>191,300 |
| | 10 | SHARED DISPOSITIVE POWER<br><br>- 0 - |

| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>191,300 | |
|---|---|---|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>Less than 1% | |
| 14 | TYPE OF REPORTING PERSON<br><br>OO | |

| 1 | NAME OF REPORTING PERSON<br><br>STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>WC | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>CAYMAN ISLANDS | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>84,860 | |
| | 8 | SHARED VOTING POWER<br><br>- 0 - | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>84,860 | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>- 0 - | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>84,860 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>Less than 1% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>PN | | |

| 1 | NAME OF REPORTING PERSON<br><br>STARBOARD VALUE L LP | |
|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | |
| 4 | SOURCE OF FUNDS<br><br>OO | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>DELAWARE | |

| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>84,860 |
|---|---|---|
| | 8 | SHARED VOTING POWER<br><br>- 0 - |
| | 9 | SOLE DISPOSITIVE POWER<br><br>84,860 |
| | 10 | SHARED DISPOSITIVE POWER<br><br>- 0 - |

| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>84,860 | |
|---|---|---|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>Less than 1% | |
| 14 | TYPE OF REPORTING PERSON<br><br>PN | |

| 1 | NAME OF REPORTING PERSON<br><br>STARBOARD X MASTER FUND LTD | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>WC | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>CAYMAN ISLANDS | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>196,617 | |
| | 8 | SHARED VOTING POWER<br><br>- 0 - | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>196,617 | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>- 0 - | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>196,617 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>Less than 1% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>CO | | |

| 1 | NAME OF REPORTING PERSON<br><br>STARBOARD VALUE GP LLC | |
|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | |
| 4 | SOURCE OF FUNDS<br><br>OO | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>DELAWARE | |

| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>1,798,117 |
|---|---|---|
| | 8 | SHARED VOTING POWER<br><br>- 0 - |
| | 9 | SOLE DISPOSITIVE POWER<br><br>1,798,117 |
| | 10 | SHARED DISPOSITIVE POWER<br><br>- 0 - |

| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>1,798,117 | |
|---|---|---|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>6.9% | |
| 14 | TYPE OF REPORTING PERSON<br><br>OO | |

| 1 | NAME OF REPORTING PERSON<br><br>STARBOARD PRINCIPAL CO LP | |
|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | |
| 4 | SOURCE OF FUNDS<br><br>OO | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>DELAWARE | |

| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>1,798,117 |
|---|---|---|
| | 8 | SHARED VOTING POWER<br><br>- 0 - |
| | 9 | SOLE DISPOSITIVE POWER<br><br>1,798,117 |
| | 10 | SHARED DISPOSITIVE POWER<br><br>- 0 - |

| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>1,798,117 | |
|---|---|---|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>6.9% | |
| 14 | TYPE OF REPORTING PERSON<br><br>PN | |

| 1 | NAME OF REPORTING PERSON<br><br>STARBOARD PRINCIPAL CO GP LLC | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>OO | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>DELAWARE | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>1,798,117 | |
| | 8 | SHARED VOTING POWER<br><br>- 0 - | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>1,798,117 | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>- 0 - | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>1,798,117 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>6.9% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>OO | | |

| 1 | NAME OF REPORTING PERSON<br><br>JEFFREY C. SMITH | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>OO | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>USA | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>1,798,117 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>1,798,117 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>1,798,117 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>6.9% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>IN | | |

| 1 | NAME OF REPORTING PERSON<br><br>PETER A. FELD | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>OO | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>USA | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>1,798,117 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>1,798,117 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>1,798,117 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>6.9% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>IN | | |

| 1 | NAME OF REPORTING PERSON<br><br>JAMES E. MURRAY | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>USA | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>- 0 - | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>- 0 - | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>- 0 - | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>0% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>IN | | |

| 1 | NAME OF REPORTING PERSON<br><br>ERIN L. RUSSELL | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>PF | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>USA | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>767 | |
| | 8 | SHARED VOTING POWER<br><br>- 0 - | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>767.392 | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>- 0 - | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>767.392 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>Less than 1% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>IN | | |

| 1 | NAME OF REPORTING PERSON<br><br>STEVEN J. SHULMAN | |
|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | |
| 4 | SOURCE OF FUNDS<br><br>PF | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>USA | |

| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>16,398 |
|---|---|---|
| | 8 | SHARED VOTING POWER<br><br>- 0 - |
| | 9 | SOLE DISPOSITIVE POWER<br><br>16,398 |
| | 10 | SHARED DISPOSITIVE POWER<br><br>- 0 - |

| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>16,398 | |
|---|---|---|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>Less than 1% | |
| 14 | TYPE OF REPORTING PERSON<br><br>IN | |

The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.        Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the "Shares"), of eHealth, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2625 Augustine Drive, Second Floor, Santa Clara, California 95054.

Item 2.        Identity and Background.

(a)    This statement is filed by:

(i)        Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company ("Starboard V&O Fund"), with respect to the Shares directly and beneficially owned by it;

(ii)       Starboard Value and Opportunity S LLC, a Delaware limited liability company ("Starboard S LLC"), with respect to the Shares directly and beneficially owned by it;

(iii)      Starboard Value and Opportunity C LP, a Delaware limited partnership ("Starboard C LP"), with respect to the Shares directly and beneficially owned by it;

(iv)      Starboard Value R LP ("Starboard R LP"), as the general partner of Starboard C LP;

(v)       Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership ("Starboard L Master"), with respect to the Shares directly and beneficially owned by it;

(vi)      Starboard Value L LP ("Starboard L GP"), as the general partner of Starboard L Master;

(vii)     Starboard Value R GP LLC ("Starboard R GP"), as the general partner of Starboard R LP and Starboard L GP;

(viii)    Starboard X Master Fund Ltd, a Cayman Islands exempted company ("Starboard X Master"), with respect to the Shares directly and beneficially owned by it;

(ix)      Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master, and of a certain managed account (the "Starboard Value LP Account") and the manager of Starboard S LLC;

(x)       Starboard Value GP LLC ("Starboard Value GP"), as the general partner of Starboard Value LP;

(xi)      Starboard Principal Co LP ("Principal Co"), as a member of Starboard Value GP;

(xii)   Starboard Principal Co GP LLC ("Principal GP"), as the general partner of Principal Co;

(xiii)  Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

(xiv)   Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board of Directors of the Issuer (the "Board");

(xv)    James E. Murray, as a nominee for the Board;

(xvi)   Erin L. Russell, as a nominee for the Board; and

(xvii)  Steven J. Shulman, as a nominee for the Board.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)     The address of the principal office of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard R LP, Starboard R GP, Starboard L GP, Starboard X Master, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2. Mr. Murray's principal business address is 4536 Biltmoore Drive, Frisco, Texas, 75034. Ms. Russell's principal business address is 1095 Sasco Hill Road, Fairfield, Connecticut, 06824. Mr. Shulman's principal business address is 1433 Nighthawk Pointe, Naples, Florida 34105.

(c)     The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard L GP serves as the general partner of Starboard L Master. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. The principal occupation of Mr. Murray is serving as President and Chief Operating Officer of Magellan Health, Inc. The principal occupation of Ms. Russell is serving as a professional board member. The principal occupation of Mr. Shulman is serving as the Managing Partner at Shulman Family Ventures, Inc.

        (d)     No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)     No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)     Messrs. Smith, Feld, Murray and Shulman and Ms. Russell are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.        <u>Source and Amount of Funds or Other Consideration</u>.

        The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.

        The aggregate purchase price of the 953,751 Shares beneficially owned by Starboard V&O Fund is approximately $53,352,815, excluding brokerage commissions. The aggregate purchase price of the 179,539 Shares beneficially owned by Starboard S LLC is approximately $10,026,778, excluding brokerage commissions. The aggregate purchase price of the 106,440 Shares beneficially owned by Starboard C LP is approximately $5,945,526, excluding brokerage commissions. The aggregate purchase price of the 84,860 Shares beneficially owned by Starboard L Master is approximately $4,739,868, excluding brokerage commissions. The aggregate purchase price of the 196,617 Shares beneficially owned by Starboard X Master is approximately $10,987,367, excluding brokerage commissions. The aggregate purchase price of the 276,910 Shares held in the Starboard Value LP Account is approximately $15,837,924, excluding brokerage commissions.

        The Shares purchased by Mr. Shulman were purchased with personal funds in the open market. The aggregate purchase price of the 16,398 Shares beneficially owned by Mr. Shulman is approximately $1,008,946, excluding brokerage commissions.

        The Shares purchased by Ms. Russell were purchased with personal funds in the open market. The aggregate purchase price of the 767.392 Shares beneficially owned by Ms. Russell is approximately $50,000, excluding brokerage commissions.

Item 4.        <u>Purpose of Transaction</u>.

        The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP No. 28238P109

On March 11, 2021, Starboard V&O Fund (together with its affiliates, "Starboard") delivered a letter to the Issuer (the "Nomination Letter") nominating a slate of four highly qualified director candidates, including Peter A. Feld, James E. Murray, Erin L. Russell, and Steven J. Shulman, (collectively, the "Nominees"), for election to the Board at the Issuer's 2021 annual meeting of stockholders (the "Annual Meeting"). As evidenced by their detailed biographies below, the Nominees have backgrounds spanning operations, healthcare, finance, specialty care, mergers and acquisitions, technology, strategic transformation, and public company governance. Starboard carefully selected this highly qualified slate of nominees who collectively have substantial and highly successful experience in the broader healthcare industry and collectively have decades of experience as senior executives and directors of well-performing healthcare companies.

**Peter A. Feld** is a Managing Member and Head of Research of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies, a position he has held since April 2011. From November 2008 to April 2011, Mr. Feld served as a Managing Director of Ramius LLC and a Portfolio Manager of Ramius Value and Opportunity Master Fund Ltd. From February 2007 to November 2008, he served as a director at Ramius LLC. Mr. Feld currently serves as Chair of the Board of Directors of GCP Technologies Inc. (NYSE: GCP), a leading specialty construction chemicals and building products company, since June 2020 and as a member of the Board of Directors of each of Magellan Health, Inc. (NASDAQ: MGLN), a healthcare company, since March 2019 and NortonLifeLock Inc. (f/k/a Symantec Corporation) (NASDAQ: NLOK), a cybersecurity software and services company, since September 2018. He previously served as a member of the Board of Directors of each of AECOM (NYSE: ACM) a multinational infrastructure firm, from November 2019 to June 2020, Marvell Technology Group Ltd. (NASDAQ: MRVL), a leader in storage, networking and connectivity semiconductor solutions, from May 2016 to June 2018, The Brink's Company (NYSE: BCO), a global leader in security-related services, from January 2016 to November 2017, Insperity, Inc. (NYSE: NSP), an industry-leading HR services provider, from March 2015 to June 2017, Darden Restaurants, Inc. (NYSE: DRI), a full-service restaurant company, from October 2014 to September 2015, Tessera Technologies, Inc. (formerly NASDAQ: TSRA) (n/k/a Xperi Corporation), a leading product and technology licensing company, from June 2013 to April 2014 and Integrated Device Technology, Inc. (NASDAQ: IDTI), a company that designs, develops, manufactures and markets a range of semiconductor solutions for the advanced communications, computing and consumer industries, from June 2012 to February 2014. Mr. Feld received a BA in Economics from Tufts University.

**James E. Murray** currently serves as President and Chief Operating Officer of Magellan Health, Inc. (NASDAQ:MGLN), a specialty healthcare management organization, since December 2019. Mr. Murray previously served as President of PrimeWest Health, a Dallas-based medical service organization, from February 2019 to December 2019 and as Chief Executive Officer of LifeCare Health Partners, a Dallas-based hospital system, from April 2017 to February 2019. Prior to that, Mr. Murray had an extensive career at Humana, Inc. (NYSE:HUM) ("Humana"), an American health insurance company, where he worked from 1989 until his retirement in March 2017. While at Humana, Mr. Murray held several executive roles including Executive Vice President and Chief Operating Officer from December 2011 until March 2017 and served as Chief Operating Officer since February 2006, Chief Operating Officer—Market and Business Segment Operations from September 2002 to February 2006, Chief Operating Officer—Service Operations from February 2001 to September 2002, Chief Operating Officer—Health Plan Division, Interim Chief Financial Officer from February 2000 to February 2001, Senior Vice President and Chief Financial Officer from November 1998 to February 2000, Chief Financial Officer from January 1997 to November 1998 and Vice President—Finance from August 1990 to January 1997. Mr. Murray holds a Bachelor's degree in accounting from the University of Dayton and is a Certified Public Accountant.

**Erin L. Russell** currently serves as a professional board member. She has served as a member of the board of directors, audit and nominating and corporate governance committees and chair of the risk and oversight and sustainability committee of Kadant Inc. (NYSE:KAI), a global supplier of engineered systems, since January 2019, and as a board member and chair of the audit committee of Tivity Health Inc. (NASDAQ: TVTY), a leading provider of healthy living, fitness and social engagement-solutions, since March 2020. She has also served as an Industry Advisor of Starboard Value Acquisition Corporation (NASDAQ: SVACU), a New York-based blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, since August 2020. Previously, she was a principal of Vestar Capital Partners, L.P. ("Vestar"), a private equity firm specializing in management buyouts, recapitalizations and growth equity investments, from August 2001 until April 2017. While at Vestar, Ms. Russell served on the boards of directors of a number of companies, including most recently as a director of DeVilbiss Healthcare LLC, a company that designs, manufactures and markets respiratory medical products, from 2012 until July 2015 and as a director and a member of the audit committee of 21st Century Oncology Inc., a provider of state-of-the-art radiation therapy and integrated cancer treatments, from 2008 until September 2016, including as the chair of the audit committee until 2014. She also served as a director of DynaVox Inc., a communications device manufacturer, from 2004 until 2014, including serving as the chair of its audit committee until its initial public offering in 2010. Ms. Russell is currently a member of the school advisory board of St. Thomas Aquinas Catholic School, where she has served since June 2018, and the advisory boards of McIntire School of Commerce and the Jefferson Scholars Foundation at the University of Virginia, where she has served since June 2016 and April 2008, respectively. Ms. Russell holds a BS in Commerce, with a concentration in Accounting, from the McIntire School of Commerce, University of Virginia and an M.B.A. from Harvard Business School.

**Steven J. Shulman** has served as the Managing Partner at Shulman Family Ventures, Inc. (Shulman Ventures), a healthcare private equity firm, since 2008. He previously served as a director of HealthMarkets, Inc., a competitor to eHealth and one of the largest health insurance agencies in the U.S., which was acquired in 2019 by UnitedHealth Group (NYSE: UNH). From 2008 until March 2015, he served as an Operating Partner at Water Street Healthcare Partners, LLC, a healthcare-focused private equity firm. From 2008 until December 2013, Mr. Shulman served as an Operating Partner at Tower Three Partners LLC, a private equity firm. From 2002 to 2008, Mr. Shulman served as Chairman and Chief Executive Officer of Magellan Health Services, Inc. (n/k/a Magellan Health, Inc.) (NASDAQ:MGLN), a specialty healthcare management organization, where he spearheaded its turnaround and restructuring following bankruptcy. Prior to that, from 2000 to 2002, he served as Chairman and Chief Executive Officer of Internet Healthcare Group, LLC, an early-stage healthcare services and technology venture fund that he founded. From 1997 to 1999, Mr. Shulman served as Chairman, President and Chief Executive Officer of Prudential Healthcare, Inc., a healthcare insurer, where he managed a significant turnaround prior to its acquisition by Aetna Inc. Prior to that, Mr. Shulman served in senior executive positions at Value Health, Inc. (NYSE:VH), a specialty managed care company he founded and took public, from 1987 to 1997, including as a Director and as President of the Pharmacy and Disease Management Group. He also previously held senior executive positions at each of Cigna Corporation (NYSE:CI), a global health insurance and service company, including as President of the East Central Division, and Kaiser Permanente, an integrated managed care company, including as Director, Medical Economics. Mr. Shulman has served on the board of directors of Magellan Health, Inc., since March 2019, and has served as Chairman of the board of directors since July 2019 and Chairman of the board of directors of SOC Telemed, Inc. (NASDAQ:TLMD), the largest national provider of acute care telemedicine, since its merger with Healthcare Merger Corp. (NASDAQ:HCCO), a special purpose acquisition company, in October 2020. He also currently serves as Chairman of the board of directors CareCentrix, Inc., a post-acute managed care company, since 2008 and as Co-Chairman of Healthmap Solutions Inc., a health management company focused on progressive diseases, since February 2018. In addition, Mr. Shulman serves as a director of several other privately-held companies, including VillageMD, a national provider of primary care, since November 2015, Facet, a medical device company, since April 2013, Pager, Inc., a mobile healthcare technology company, since September 2018, Ensemble Health Partners, a leading revenue cycle management company for hospitals, since November 2019 and Progressus Therapy, an Invo HealthCare company providing school-based therapy and early intervention services, since November 2019. Previously, Mr. Shulman served as Chairman of the board of directors of Quartet Health, Inc., a healthcare technology company which connects primary care and mental health providers, from March 2014 to July 2020 and as a member of the board of directors of R1 RCM Inc. (NASDAQ:RCM), a leading provider of revenue cycle services and physician advisory services, from April 2013 to April 2018, and had served as its Chairman since April 2014, Health Management Associates, Inc. from July 2013 to February 2014, where he successfully participated in a hostile takeover and engineered its sale to Community Health Systems, Inc. (NYSE:CYH), a provider of general hospital healthcare services, for $7.6 B which closed in early 2014. He also serves on the Dean's Council at the State University of New York at Stony Brook. Mr. Shulman holds both a Master's degree and a Bachelor's degree from the State University of New York at Stony Brook.

Starboard has engaged, and intends to continue to engage, in discussions with management and the Board of the Issuer regarding various items including the recent financing, financial and operating results, and the composition of the Issuer's Board, among other topics.

The Reporting Persons intend to file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of Starboard's slate of highly-qualified director nominees at the Annual Meeting. The Reporting Persons, who are anticipated to be the participants in the proxy solicitation, strongly advise all stockholders of the Issuer to read the proxy statement and other proxy materials as they become available because they will contain important information. Such proxy materials will be available at no charge on the SEC's website at http://www.sec.gov. In addition, the Reporting Persons will provide copies of the proxy statement without charge, when available, upon request. Requests for copies should be directed to the Reporting Persons' proxy solicitor.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.          Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 25,932,593 Shares outstanding, as of February 16, 2021, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2021.

A.     Starboard V&O Fund

     (a)     As of the close of business on March 19, 2021, Starboard V&O Fund beneficially owned 953,751 Shares.

            Percentage: Approximately 3.7%

     (b)     1. Sole power to vote or direct vote: 953,751
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 953,751
            4. Shared power to dispose or direct the disposition: 0

     (c)     The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.     Starboard S LLC

     (a)     As of the close of business on March 19, 2021, Starboard S LLC beneficially owned 179,539 Shares.

            Percentage: Less than 1%

     (b)     1. Sole power to vote or direct vote: 179,539
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 179,539
            4. Shared power to dispose or direct the disposition: 0

     (c)     The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

C.     Starboard C LP

     (a)     As of the close of business on March 19, 2021, Starboard C LP beneficially owned 106,440 Shares.

            Percentage: Less than 1%

     (b)     1. Sole power to vote or direct vote: 106,440
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 106,440
            4. Shared power to dispose or direct the disposition: 0

     (c)     The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

D.      Starboard R LP

      (a)     Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 106,440 Shares owned by Starboard C LP.

              Percentage: Less than 1%

      (b)     1. Sole power to vote or direct vote: 106,440
              2. Shared power to vote or direct vote: 0
              3. Sole power to dispose or direct the disposition: 106,440
              4. Shared power to dispose or direct the disposition: 0

      (c)     Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

E.      Starboard R GP

      (a)     Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 106,440 Shares owned by Starboard C LP and (ii) 84,860 Shares owned by Starboard L Master.

              Percentage: Less than 1%

      (b)     1. Sole power to vote or direct vote: 191,300
              2. Shared power to vote or direct vote: 0
              3. Sole power to dispose or direct the disposition: 191,300
              4. Shared power to dispose or direct the disposition: 0

      (c)     Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

F.      Starboard L Master

      (a)     As of the close of business on March 19, 2021, Starboard L Master beneficially owned 84,860 Shares.

              Percentage: Less than 1%

      (b)     1. Sole power to vote or direct vote: 84,860
              2. Shared power to vote or direct vote: 0
              3. Sole power to dispose or direct the disposition: 84,860
              4. Shared power to dispose or direct the disposition: 0

      (c)     The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

G.      Starboard L GP

      (a)     Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 84,860 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b) 1. Sole power to vote or direct vote: 84,860
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 84,860
4. Shared power to dispose or direct the disposition: 0

(c) Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

H. Starboard X Master

(a) As of the close of business on March 19, 2021, Starboard X Master beneficially owned 196,617 Shares.

Percentage: Less than 1%

(b) 1. Sole power to vote or direct vote: 196,617
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 196,617
4. Shared power to dispose or direct the disposition: 0

(c) The transactions in the Shares on behalf of Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

I. Starboard Value LP

(a) As of the close of business on March 19, 2021, 276,910 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 953,751 Shares owned by Starboard V&O Fund, (ii) 179,539 Shares owned by Starboard S LLC, (iii) 106,440 Shares owned by Starboard C LP, (iv) 84,860 Shares owned by Starboard L Master, (v) 196,617 Shares owned by Starboard X Master and (vi) 276,910 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.9%

(b) 1. Sole power to vote or direct vote: 1,798,117
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,798,117
4. Shared power to dispose or direct the disposition: 0

(c) The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

J.     Starboard Value GP

    (a)    Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 953,751 Shares owned by Starboard V&O Fund, (ii) 179,539 Shares owned by Starboard S LLC, (iii) 106,440 Shares owned by Starboard C LP, (iv) 84,860 Shares owned by Starboard L Master, (v) 196,617 Shares owned by Starboard X Master and (vi) 276,910 Shares held in the Starboard Value LP Account.

            Percentage: Approximately 6.9%

    (b)    1. Sole power to vote or direct vote: 1,798,117
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 1,798,117
            4. Shared power to dispose or direct the disposition: 0

    (c)    Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

K.     Principal Co

    (a)    Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 953,751 Shares owned by Starboard V&O Fund, (ii) 179,539 Shares owned by Starboard S LLC, (iii) 106,440 Shares owned by Starboard C LP, (iv) 84,860 Shares owned by Starboard L Master, (v) 196,617 Shares owned by Starboard X Master and (vi) 276,910 Shares held in the Starboard Value LP Account.

            Percentage: Approximately 6.9%

    (b)    1. Sole power to vote or direct vote: 1,798,117
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 1,798,117
            4. Shared power to dispose or direct the disposition: 0

    (c)    Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

L.     Principal GP

    (a)    Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 953,751 Shares owned by Starboard V&O Fund, (ii) 179,539 Shares owned by Starboard S LLC, (iii) 106,440 Shares owned by Starboard C LP, (iv) 84,860 Shares owned by Starboard L Master, (v) 196,617 Shares owned by Starboard X Master and (vi) 276,910 Shares held in the Starboard Value LP Account.

            Percentage: Approximately 6.9%

    (b)    1. Sole power to vote or direct vote: 1,798,117
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 1,798,117
            4. Shared power to dispose or direct the disposition: 0

(c)     Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

M.     Messrs. Smith and Feld

(a)     Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 953,751 Shares owned by Starboard V&O Fund, (ii) 179,539 Shares owned by Starboard S LLC, (iii) 106,440 Shares owned by Starboard C LP, (iv) 84,860 Shares owned by Starboard L Master, (v) 196,617 Shares owned by Starboard X Master and (vi) 276,910 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.9%

(b)     1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,798,117
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,798,117

(c)     None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

N.     Mr. Murray

(a)     As of the close of business on March 19, 2021, Mr. Murray did not own any Shares.

Percentage: 0%

(b)     1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)     Mr. Murray has not entered into any transactions in the Shares during the past sixty days.

O.     Ms. Russell

(a)     As of the close of business on March 19, 2021, Ms. Russell beneficially owned 767.392 Shares.

Percentage: Less than 1%

     (b)     1. Sole power to vote or direct vote: 767
                    2. Shared power to vote or direct vote: 0
                    3. Sole power to dispose or direct the disposition: 767.392
                    4. Shared power to dispose or direct the disposition: 0

     (c)     The transactions in the Shares by Ms. Russell in the past sixty days are set forth in Schedule B and are incorporated herein by reference.

P.     Mr. Schulman

     (a)     As of the close of business on March 19, 2021, Mr. Schulman beneficially owned 16,398 Shares.

                Percentage: Less than 1%

     (b)     1. Sole power to vote or direct vote: 16,398
                    2. Shared power to vote or direct vote: 0
                    3. Sole power to dispose or direct the disposition: 16,398
                    4. Shared power to dispose or direct the disposition: 0

     (c)     The transactions in the Shares by Mr. Shulman in the past sixty days are set forth in Schedule B and are incorporated herein by reference.

As of the close of business on March 19, 2021, the Reporting Persons collectively beneficially owned an aggregate of 1,815,282.392 Shares constituting approximately 7.0% of the Shares outstanding.

Each Reporting Person, as a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

     (d)     No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

     (e)     Not applicable.

Item 6.     <u>Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer</u>.

On March 22, 2021, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the "Solicitation"), and (c) Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value Account agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Starboard has signed separate letter agreements (the "Indemnification Agreements") with each of the Nominees (other than Mr. Feld) pursuant to which it and its affiliates have agreed to indemnify such Nominees against certain claims arising from the solicitation of proxies from the Issuer's stockholders in connection with the Annual Meeting and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Starboard has signed compensation letter agreements (the "Compensation Letter Agreements") with each of the Nominees (other than Mr. Feld), pursuant to which it has agreed to pay each of such Nominees: (i) $25,000 in cash as a result of the submission by Starboard of its nomination of each of such Nominees to the Issuer and (ii) $25,000 in cash upon the filing by Starboard of a definitive proxy statement with the SEC relating to the solicitation of proxies in favor of such Nominees' election as directors of the Issuer. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the "Nominee Shares"), subject to Starboard's right to waive the requirement to purchase the Nominee Shares. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed not to sell common stock, transfer or otherwise dispose of any Nominee Shares until the earliest to occur of (i) the Issuer's appointment or nomination of such Nominee as a director of the Issuer, (ii) the date of any agreement with the Issuer in furtherance of such Nominee's nomination or appointment as a director of the Issuer, (iii) Starboard's withdrawal of its nomination of such Nominee for election as a director of the Issuer, and (iv) the date of the Annual Meeting; provided, however, in the event that the Issuer enters into a business combination with a third party, each of such Nominees, may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.          Material to be Filed as Exhibits.

99.1     Joint Filing and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld, James E. Murray, Erin L. Russell and Steven J. Shulman, dated March 22, 2021.

99.2     Form of Indemnification Letter Agreement.

99.3     Form of Compensation Letter Agreement.

99.4     Power of Attorney for Jeffrey C. Smith and Peter A. Feld, dated January 11, 2021; Powers of Attorney for James E. Murray, Erin L. Russell and Steven J. Shulman.

<u>SIGNATURES</u>

            After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2021

| | |
|---|---|
| STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD<br>By: Starboard Value LP,<br>    its investment manager | STARBOARD VALUE L LP<br>By: Starboard Value R GP LLC,<br>    its general partner |
| STARBOARD VALUE AND OPPORTUNITY S LLC<br>By: Starboard Value LP,<br>    its manager | STARBOARD X MASTER FUND LTD<br>By: Starboard Value LP,<br>    its investment manager |
| STARBOARD VALUE AND OPPORTUNITY C LP<br>By: Starboard Value R LP,<br>    its general partner | STARBOARD VALUE LP<br>By: Starboard Value GP LLC,<br>    its general partner |
| STARBOARD VALUE R LP<br>By: Starboard Value R GP LLC,<br>    its general partner | STARBOARD VALUE GP LLC<br>By: Starboard Principal Co LP,<br>    its member |
| STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP<br>By: Starboard Value L LP,<br>    its general partner | STARBOARD PRINCIPAL CO LP<br>By: Starboard Principal Co GP LLC,<br>    its general partner |
| | STARBOARD PRINCIPAL CO GP LLC |
| | STARBOARD VALUE R GP LLC |

By:    /s/ Jeffrey C. Smith
              Name:    Jeffrey C. Smith
              Title:     Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld,
James E. Murray, Erin L. Russell and Steven J. Shulman

## SCHEDULE A

**Directors and Officers of Starboard Value and Opportunity Master Fund Ltd and Starboard X Master Fund Ltd**

| Name and Position | Principal Occupation | Principal Business Address | Citizenship |
|---|---|---|---|
| Patrick Agemian<br>Director | Director of Global Funds Management, Ltd. | PO Box 10034, Buckingham Square<br>2nd Floor<br>720A West Bay Road<br>Grand Cayman<br>Cayman Islands, KY1-1001 | Canada |
| Kenneth R. Marlin<br>Director | Chief Financial Officer, Starboard Value LP | 777 Third Avenue, 18th Floor<br>New York, New York 10017 | United States of America |
| Don Seymour<br>Director | Managing Director of dms Governance | dms Governance<br>dms House, 20 Genesis Close<br>P.O. Box 31910<br>Grand Cayman<br>Cayman Islands, KY1-1208 | Cayman Islands |

CUSIP No. 28238P109


**SCHEDULE B**

**Transactions in the Shares During the Past Sixty Days**


| Nature of the Transaction | Amount of Securities Purchased/(Sold) | Price ($) | Date of Purchase/Sale |
|---|---|---|---|
| | | | |
| **STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD** | | | |
| | | | |
| Purchase of Common Stock | 52,800 | 58.3584 | 01/29/2021 |
| Purchase of Common Stock | 52,800 | 58.3584 | 01/29/2021 |
| Purchase of Common Stock | 39,600 | 51.3672 | 01/29/2021 |
| Purchase of Common Stock | 39,600 | 51.3672 | 01/29/2021 |
| Purchase of Common Stock | 99,336 | 54.3378 | 02/04/2021 |
| Purchase of Common Stock | 99,335 | 54.3378 | 02/04/2021 |
| Purchase of Common Stock | 13,502 | 55.8970 | 02/04/2021 |
| Purchase of Common Stock | 13,502 | 55.8970 | 02/04/2021 |
| Purchase of Common Stock | 26,550 | 56.7989 | 02/05/2021 |
| Purchase of Common Stock | 26,550 | 56.7989 | 02/05/2021 |
| Purchase of Common Stock | 39,825 | 57.7550 | 02/05/2021 |
| Purchase of Common Stock | 39,825 | 57.7550 | 02/05/2021 |
| Sale of Common Stock | (52,998) | 52.2476 | 02/17/2021 |
| Sale of Common Stock | (52,997) | 52.2476 | 02/17/2021 |
| Purchase of Forward Contract | 105,995 | 52.3331 | 02/17/2021 |
| Purchase of Common Stock | 39,825 | 59.9904 | 02/26/2021 |
| Purchase of Common Stock | 39,825 | 59.9904 | 02/26/2021 |
| Purchase of Common Stock | 17,674 | 58.1196 | 03/01/2021 |
| Purchase of Common Stock | 17,673 | 58.1196 | 03/01/2021 |
| Purchase of Common Stock | 4,894 | 57.4978 | 03/02/2021 |
| Purchase of Common Stock | 4,894 | 57.4978 | 03/02/2021 |
| Sale of Common Stock | (53,021) | 52.0619 | 03/08/2021 |
| Purchase of Forward Contract | 53,021 | 52.1381 | 03/08/2021 |
| Sale of Common Stock | (58,335) | 54.4387 | 03/09/2021 |
| Sale of Common Stock | (47,705) | 54.4387 | 03/09/2021 |
| Purchase of Forward Contract | 106,040 | 54.4916 | 03/09/2021 |
| Sale of Common Stock | (106,041) | 54.9704 | 03/10/2021 |
| Purchase of Forward Contract | 106,041 | 55.0532 | 03/10/2021 |
| Purchase of Common Stock | 26,152 | 59.4517 | 03/11/2021 |
| Purchase of Common Stock | 26,152 | 59.4517 | 03/11/2021 |
| Purchase of Common Stock | 25,026 | 59.2285 | 03/11/2021 |
| Purchase of Common Stock | 25,026 | 59.2285 | 03/11/2021 |
| Purchase of Common Stock | 12,543 | 61.0368 | 03/11/2021 |
| Purchase of Common Stock | 12,542 | 61.0368 | 03/11/2021 |
| Purchase of Common Stock | 26,550 | 60.0964 | 03/11/2021 |
| Purchase of Common Stock | 26,550 | 60.0964 | 03/11/2021 |
| Purchase of Common Stock | 26,550 | 62.3291 | 03/12/2021 |
| Purchase of Common Stock | 26,550 | 62.3291 | 03/12/2021 |
| Purchase of Common Stock | 3,749 | 63.8184 | 03/16/2021 |
| Purchase of Common Stock | 3,749 | 63.8184 | 03/16/2021 |
| Purchase of Common Stock | 5,310 | 63.9000 | 03/16/2021 |
| Purchase of Common Stock | 5,310 | 63.9000 | 03/16/2021 |
| Exercise of Forward Contract | 371,097 | 53.7193 | 03/17/2021 |

| | | | |
|---|---|---|---|
| Purchase of Common Stock | 4,715 | 62.5997 | 03/17/2021 |
| Purchase of Common Stock | 4,715 | 62.5997 | 03/17/2021 |
| Purchase of Common Stock | 6,186 | 63.1081 | 03/18/2021 |
| Purchase of Common Stock | 6,186 | 63.1081 | 03/18/2021 |
| Purchase of Common Stock | 6,090 | 64.5423 | 03/19/2021 |
| Purchase of Common Stock | 6,090 | 64.5423 | 03/19/2021 |

## STARBOARD VALUE AND OPPORTUNITY S LLC

| | | | |
|---|---|---|---|
| Purchase of Common Stock | 20,200 | 58.3584 | 01/29/2021 |
| Purchase of Common Stock | 15,150 | 51.3672 | 01/29/2021 |
| Purchase of Common Stock | 37,414 | 54.3378 | 02/04/2021 |
| Purchase of Common Stock | 5,086 | 55.8970 | 02/04/2021 |
| Purchase of Common Stock | 10,000 | 56.7989 | 02/05/2021 |
| Purchase of Common Stock | 15,000 | 57.7550 | 02/05/2021 |
| Sale of Common Stock | (20,068) | 52.2476 | 02/17/2021 |
| Purchase of Forward Contract | 20,068 | 52.3331 | 02/17/2021 |
| Purchase of Common Stock | 15,000 | 59.9904 | 02/26/2021 |
| Purchase of Common Stock | 6,590 | 58.1196 | 03/01/2021 |
| Purchase of Common Stock | 1,825 | 57.4978 | 03/02/2021 |
| Sale of Common Stock | (10,018) | 52.0619 | 03/08/2021 |
| Purchase of Forward Contract | 10,018 | 52.1381 | 03/08/2021 |
| Sale of Common Stock | (20,037) | 54.4387 | 03/09/2021 |
| Purchase of Forward Contract | 20,037 | 54.4916 | 03/09/2021 |
| Sale of Common Stock | (20,037) | 54.9704 | 03/10/2021 |
| Purchase of Forward Contract | 20,037 | 55.0532 | 03/10/2021 |
| Purchase of Common Stock | 9,751 | 59.4517 | 03/11/2021 |
| Purchase of Common Stock | 9,332 | 59.2285 | 03/11/2021 |
| Purchase of Common Stock | 4,677 | 61.0368 | 03/11/2021 |
| Purchase of Common Stock | 9,900 | 60.0964 | 03/11/2021 |
| Purchase of Common Stock | 9,900 | 62.3291 | 03/12/2021 |
| Purchase of Common Stock | 1,398 | 63.8184 | 03/16/2021 |
| Purchase of Common Stock | 1,980 | 63.9000 | 03/16/2021 |
| Exercise of Forward Contract | 70,160 | 53.7185 | 03/17/2021 |
| Purchase of Common Stock | 1,758 | 62.5997 | 03/17/2021 |
| Purchase of Common Stock | 2,307 | 63.1081 | 03/18/2021 |
| Purchase of Common Stock | 2,271 | 64.5423 | 03/19/2021 |

## STARBOARD VALUE AND OPPORTUNITY C LP

| | | | |
|---|---|---|---|
| Purchase of Common Stock | 12,000 | 58.3584 | 01/29/2021 |
| Purchase of Common Stock | 9,000 | 51.3672 | 01/29/2021 |
| Purchase of Common Stock | 22,075 | 54.3378 | 02/04/2021 |
| Purchase of Common Stock | 3,000 | 55.8970 | 02/04/2021 |
| Purchase of Common Stock | 5,900 | 56.7989 | 02/05/2021 |
| Purchase of Common Stock | 8,850 | 57.7550 | 02/05/2021 |
| Sale of Common Stock | (11,868) | 52.2476 | 02/17/2021 |
| Purchase of Forward Contract | 11,868 | 52.3331 | 02/17/2021 |
| Purchase of Common Stock | 8,850 | 59.9904 | 02/26/2021 |
| Purchase of Common Stock | 3,927 | 58.1196 | 03/01/2021 |
| Purchase of Common Stock | 1,088 | 57.4978 | 03/02/2021 |
| Sale of Common Stock | (5,927) | 52.0619 | 03/08/2021 |
| Purchase of Forward Contract | 5,927 | 52.1381 | 03/08/2021 |
| Sale of Common Stock | (11,853) | 54.4387 | 03/09/2021 |
| Purchase of Forward Contract | 11,853 | 54.4916 | 03/09/2021 |
| Sale of Common Stock | (11,853) | 54.9704 | 03/10/2021 |
| Purchase of Forward Contract | 11,853 | 55.0532 | 03/10/2021 |
| Purchase of Common Stock | 5,812 | 59.4517 | 03/11/2021 |
| Purchase of Common Stock | 5,561 | 59.2285 | 03/11/2021 |
| Purchase of Common Stock | 2,787 | 61.0368 | 03/11/2021 |
| Purchase of Common Stock | 5,900 | 60.0964 | 03/11/2021 |
| Purchase of Common Stock | 5,900 | 62.3291 | 03/12/2021 |
| Purchase of Common Stock | 833 | 63.8184 | 03/16/2021 |
| Purchase of Common Stock | 1,180 | 63.9000 | 03/16/2021 |
| Exercise of Forward Contract | 41,501 | 53.7186 | 03/17/2021 |
| Purchase of Common Stock | 1,048 | 62.5997 | 03/17/2021 |
| Purchase of Common Stock | 1,375 | 63.1081 | 03/18/2021 |
| Purchase of Common Stock | 1,354 | 64.5423 | 03/19/2021 |

**STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP**

| | | | |
|---|---|---|---|
| Purchase of Common Stock | 9,600 | 58.3584 | 01/29/2021 |
| Purchase of Common Stock | 7,200 | 51.3672 | 01/29/2021 |
| Purchase of Common Stock | 17,585 | 54.3378 | 02/04/2021 |
| Purchase of Common Stock | 2,390 | 55.8970 | 02/04/2021 |
| Purchase of Common Stock | 4,700 | 56.7989 | 02/05/2021 |
| Purchase of Common Stock | 7,050 | 57.7550 | 02/05/2021 |
| Sale of Common Stock | (9,469) | 52.2476 | 02/17/2021 |
| Purchase of Forward Contract | 9,469 | 52.3331 | 02/17/2021 |
| Purchase of Common Stock | 7,050 | 59.9904 | 02/26/2021 |
| Purchase of Common Stock | 3,129 | 58.1196 | 03/01/2021 |
| Purchase of Common Stock | 866 | 57.4978 | 03/02/2021 |
| Sale of Common Stock | (4,726) | 52.0619 | 03/08/2021 |
| Purchase of Forward Contract | 4,726 | 52.1381 | 03/08/2021 |
| Sale of Common Stock | (9,454) | 54.4387 | 03/09/2021 |
| Purchase of Forward Contract | 9,454 | 54.4916 | 03/09/2021 |
| Sale of Common Stock | (9,453) | 54.9704 | 03/10/2021 |
| Purchase of Forward Contract | 9,453 | 55.0532 | 03/10/2021 |
| Purchase of Common Stock | 4,629 | 59.4517 | 03/11/2021 |
| Purchase of Common Stock | 4,430 | 59.2285 | 03/11/2021 |
| Purchase of Common Stock | 2,220 | 61.0368 | 03/11/2021 |
| Purchase of Common Stock | 4,700 | 60.0964 | 03/11/2021 |
| Purchase of Common Stock | 4,700 | 62.3291 | 03/12/2021 |
| Purchase of Common Stock | 664 | 63.8184 | 03/16/2021 |
| Purchase of Common Stock | 940 | 63.9000 | 03/16/2021 |
| Exercise of Forward Contract | 33,102 | 53.7185 | 03/17/2021 |
| Purchase of Common Stock | 834 | 62.5997 | 03/17/2021 |
| Purchase of Common Stock | 1,095 | 63.1081 | 03/18/2021 |
| Purchase of Common Stock | 1,078 | 64.5423 | 03/19/2021 |

CUSIP No. 28238P109

**STARBOARD X MASTER FUND LTD**

| | | | |
|---|---|---|---|
| Purchase of Common Stock | 21,800 | 58.3584 | 01/29/2021 |
| Purchase of Common Stock | 16,350 | 51.3672 | 01/29/2021 |
| Purchase of Common Stock | 40,782 | 54.3378 | 02/04/2021 |
| Purchase of Common Stock | 5,543 | 55.8970 | 02/04/2021 |
| Purchase of Common Stock | 10,900 | 56.7989 | 02/05/2021 |
| Purchase of Common Stock | 16,350 | 57.7550 | 02/05/2021 |
| Sale of Common Stock | (21,800) | 52.2476 | 02/17/2021 |
| Purchase of Forward Contract | 21,800 | 52.3331 | 02/17/2021 |
| Purchase of Common Stock | 16,350 | 59.9904 | 02/26/2021 |
| Purchase of Common Stock | 7,322 | 58.1196 | 03/01/2021 |
| Purchase of Common Stock | 2,028 | 57.4978 | 03/02/2021 |
| Sale of Common Stock | (10,908) | 52.0619 | 03/08/2021 |
| Purchase of Forward Contract | 10,908 | 52.1381 | 03/08/2021 |
| Sale of Common Stock | (21,816) | 54.4387 | 03/09/2021 |
| Purchase of Forward Contract | 21,816 | 54.4916 | 03/09/2021 |
| Sale of Common Stock | (21,816) | 54.9704 | 03/10/2021 |
| Purchase of Forward Contract | 21,816 | 55.0532 | 03/10/2021 |
| Purchase of Common Stock | 10,835 | 59.4517 | 03/11/2021 |
| Purchase of Common Stock | 10,368 | 59.2285 | 03/11/2021 |
| Purchase of Common Stock | 5,197 | 61.0368 | 03/11/2021 |
| Purchase of Common Stock | 11,000 | 60.0964 | 03/11/2021 |
| Purchase of Common Stock | 11,000 | 62.3291 | 03/12/2021 |
| Purchase of Common Stock | 1,553 | 63.8184 | 03/16/2021 |
| Purchase of Common Stock | 2,200 | 63.9000 | 03/16/2021 |
| Exercise of Forward Contract | 76,340 | 53.7194 | 03/17/2021 |
| Purchase of Common Stock | 1,953 | 62.5997 | 03/17/2021 |
| Purchase of Common Stock | 2,563 | 63.1081 | 03/18/2021 |
| Purchase of Common Stock | 2,523 | 64.5423 | 03/19/2021 |

CUSIP No. 28238P109

**STARBOARD VALUE LP**
**(Through the Starboard Value LP Account)**

| | | | |
|---|---|---|---|
| Purchase of Common Stock | 30,800 | 58.3584 | 01/29/2021 |
| Purchase of Common Stock | 23,100 | 51.3672 | 01/29/2021 |
| Purchase of Common Stock | 57,618 | 54.3378 | 02/04/2021 |
| Purchase of Common Stock | 7,832 | 55.8970 | 02/04/2021 |
| Purchase of Common Stock | 15,400 | 56.7989 | 02/05/2021 |
| Purchase of Common Stock | 23,100 | 57.7550 | 02/05/2021 |
| Sale of Common Stock | (30,800) | 52.2476 | 02/17/2021 |
| Purchase of Forward Contract | 30,800 | 52.3331 | 02/17/2021 |
| Purchase of Common Stock | 23,100 | 59.9904 | 02/26/2021 |
| Purchase of Common Stock | 10,251 | 58.1196 | 03/01/2021 |
| Purchase of Common Stock | 2,839 | 57.4978 | 03/02/2021 |
| Sale of Common Stock | (15,400) | 52.0619 | 03/08/2021 |
| Purchase of Forward Contract | 15,400 | 52.1381 | 03/08/2021 |
| Sale of Common Stock | (30,800) | 54.4387 | 03/09/2021 |
| Purchase of Forward Contract | 30,800 | 54.4916 | 03/09/2021 |
| Sale of Common Stock | (30,800) | 54.9704 | 03/10/2021 |
| Purchase of Forward Contract | 30,800 | 55.0532 | 03/10/2021 |
| Purchase of Common Stock | 15,169 | 59.4517 | 03/11/2021 |
| Purchase of Common Stock | 14,516 | 59.2285 | 03/11/2021 |
| Purchase of Common Stock | 7,275 | 61.0368 | 03/11/2021 |
| Purchase of Common Stock | 15,400 | 60.0964 | 03/11/2021 |
| Purchase of Common Stock | 15,400 | 62.3291 | 03/12/2021 |
| Purchase of Common Stock | 2,174 | 63.8184 | 03/16/2021 |
| Purchase of Common Stock | 3,080 | 63.9000 | 03/16/2021 |
| Exercise of Forward Contract | 107,800 | 53.7191 | 03/17/2021 |
| Purchase of Common Stock | 2,735 | 62.5997 | 03/17/2021 |
| Purchase of Common Stock | 3,588 | 63.1081 | 03/18/2021 |
| Purchase of Common Stock | 3,533 | 64.5423 | 03/19/2021 |

**ERIN L. RUSSELL**

| | | | |
|---|---|---|---|
| Purchase of Common Stock | 0.392 | 65.1100 | 03/15/2021 |
| Purchase of Common Stock | 767 | 65.1600 | 03/15/2021 |

**STEVEN J. SHULMAN**

| | | | |
|---|---|---|---|
| Purchase of Common Stock | 9,000 | 60.1781 | 02/10/2021 |
| Purchase of Common Stock | 7,398 | 63.1715 | 03/17/2021 |

Exhibit 99.1

## JOINT FILING AND SOLICITATION AGREEMENT

WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of eHealth, Inc., a Delaware corporation (the "Company");

WHEREAS, Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company ("Starboard V&O Fund"), Starboard Value and Opportunity S LLC, a Delaware limited liability company ("Starboard S LLC"), Starboard Value and Opportunity C LP, a Delaware limited partnership ("Starboard C LP"), Starboard Value R LP, a Delaware limited partnership, Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership ("Starboard L Master"), Starboard Value L LP, a Delaware limited partnership, Starboard Value R GP LLC, a Delaware limited liability company, Starboard X Master Fund Ltd, a Cayman Islands exempted company ("Starboard X Master"), Starboard Value LP, a Delaware limited partnership, Starboard Value GP LLC, a Delaware limited liability company, Starboard Principal Co LP, a Delaware limited partnership, Starboard Principal Co GP LLC, a Delaware limited liability company, Jeffrey C. Smith and Peter A. Feld (collectively, "Starboard"), James E. Murray, Erin L. Russell and Steven J. Shulman wish to form a group for the purpose of seeking representation on the Board of Directors of the Company (the "Board") at the 2021 annual meeting of stockholders of the Company (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the "Annual Meeting") and for the purpose of taking all other action necessary to achieve the foregoing.

NOW, IT IS AGREED, this 22nd day of March 2021 by the parties hereto:

1.	In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the undersigned (collectively, the "Group") agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company. Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

2.	So long as this agreement is in effect, each of the undersigned shall provide written notice to Olshan Frome Wolosky LLP ("Olshan") of (i) any of their purchases or sales of securities of the Company; or (ii) any securities of the Company over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

3.	So long as this agreement is in effect, each of Peter A. Feld, James E. Murray, Erin L. Russell and Steven J. Shulman agrees to provide Starboard advance written notice prior to effecting any purchase, sale, acquisition or disposal of any securities of the Company which he or she has, or would have, direct or indirect beneficial ownership so that Starboard has an opportunity to review the potential implications of any such transaction in the securities of the Company and pre-clear any such potential transaction in the securities of the Company by Peter A. Feld, James E. Murray, Erin L. Russell and Steven J. Shulman. Each of Peter A. Feld, James E. Murray, Erin L. Russell and Steven J. Shulman agrees that he or she shall not undertake or effect any purchase, sale, acquisition or disposal of any securities of the Company without the prior written consent of Starboard.

4.	Each of the undersigned agrees to form the Group for the purpose of (i) soliciting proxies or written consents for the election of the persons nominated by the Group to the Board at the Annual Meeting, (ii) taking such other actions as the parties deem advisable, and (iii) taking all other action necessary or advisable to achieve the foregoing.

5.	Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master shall have the right to pre-approve all expenses incurred in connection with the Group's activities and agree to pay directly all such pre-approved expenses on a pro rata basis between Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master based on the number of Shares in the aggregate beneficially owned by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master on the date hereof.

6.	Each of the undersigned agrees that any SEC filing, press release or stockholders communication proposed to be made or issued by the Group or any member of the Group in connection with the Group's activities set forth in Section 4 shall be first approved by Starboard, or its representatives, which approval shall not be unreasonably withheld.

7.　　　The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party's right to purchase or sell securities of the Company, as he/it deems appropriate, in his/its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

8.　　　This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

9.　　　In the event of any dispute arising out of the provisions of this Agreement or their investment in the Company, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

10.　　　Any party hereto may terminate his/its obligations under this Agreement on 24 hours' written notice to all other parties, with a copy by fax to Steve Wolosky at Olshan, Fax No. (212) 451-2222.

11.　　　Each party acknowledges that Olshan shall act as counsel for both the Group and Starboard and its affiliates relating to their investment in the Company.

12.　　　Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

STARBOARD VALUE AND OPPORTUNITY
MASTER FUND LTD
By: Starboard Value LP,
    its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
    its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
    its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
    its general partner

STARBOARD VALUE AND OPPORTUNITY
MASTER FUND L LP
By: Starboard Value L LP,
    its general partner

STARBOARD VALUE L LP
By: Starboard Value R GP LLC,
    its general partner

STARBOARD X MASTER FUND LTD
By: Starboard Value LP,
    its investment manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
    its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
    its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
    its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:   /s/ Jeffrey C. Smith
        Name:   Jeffrey C. Smith
        Title:    Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld

/s/ James E. Murray
JAMES E. MURRAY

/s/ Erin L. Russell
ERIN L. RUSSELL

/s/ Steven J. Shulman
STEVEN J. SHULMAN

Exhibit 99.2

**STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD**
c/o Starboard Value LP
**777 Third Avenue, 18<sup>th</sup> Floor**
**New York, New York 10017**

March __, 2021

_____
_____
_____

         **Re: eHealth, Inc.**

Dear _____:

   Thank you for agreeing to serve as a nominee for election to the Board of Directors of eHealth, Inc. (the "Company") in connection with the proxy solicitation that Starboard Value and Opportunity Master Fund Ltd and its affiliates (collectively, the "Starboard Group") is considering undertaking to nominate and elect directors at the Company's 2021 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Starboard Group Solicitation"). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders. This letter ("Agreement") will set forth the terms of our agreement.

   The members of the Starboard Group agree to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Starboard Group Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this Agreement; provided further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys' fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Starboard Group Solicitation and any related transactions (each, a "Loss").

   In the event you are notified or otherwise become aware of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Starboard Group prompt written notice (including through electronic submission) of such claim or Loss (provided that failure to promptly notify the Starboard Group shall not relieve us from any liability which we may have on account of this Agreement, except to the extent we shall have been materially prejudiced by such failure). Upon receipt of such written notice, the Starboard Group will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein. The Starboard Group may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

   You hereby agree to keep confidential and not disclose to any party, without the consent of the Starboard Group, any confidential, proprietary or non-public information (collectively, "Information") of the Starboard Group or its affiliates which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder. Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by the Starboard Group or its affiliates or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify the Starboard Group so that the Starboard Group or any member thereof may seek a protective order or other appropriate remedy or, in the Starboard Group's sole discretion, waive compliance with the terms of this Agreement. In the event that no such protective order or other remedy is obtained or the Starboard Group does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of the Starboard Group and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of the Starboard Group and, upon the request of a representative of the Starboard Group, all such Information shall be returned or, at the Starboard Group's option, destroyed by you, with such destruction confirmed by you to the Starboard Group in writing.

This Agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

\*      \*      \*

If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

STARBOARD VALUE AND OPPORTUNITY
MASTER FUND LTD

By:    Starboard Value LP, its investment manager

By:    _____
        Name:
        Title:

**ACCEPTED AND AGREED:**

_____

Exhibit 99.3

**STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD**
c/o Starboard Value LP
**777 Third Avenue, 18<sup>th</sup> Floor**
**New York, New York 10017**

March __, 2021

_____
_____
_____

Dear _____:

       This letter sets forth our mutual agreement with respect to compensation to be paid to you for your agreement to be named and serve as a nominee of a group of investors (the "Starboard Group"), including Starboard Value and Opportunity Master Fund Ltd, an affiliate of Starboard Value LP, for election as a director of eHealth, Inc. (the "Company") at the Company's 2021 annual meeting of stockholders including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting").

       In consideration of your agreement to be named and serve as a nominee of the Starboard Group for election as a director of the Company at the Annual Meeting, the undersigned hereby agrees to pay you (i) $25,000 in cash upon the Starboard Group submitting a letter to the Company nominating you for election as a director of the Company (with such payment to be made as soon as reasonably practicable after you have been nominated) and (ii) $25,000 in cash upon the filing by the Starboard Group of a definitive proxy statement with the U.S. Securities and Exchange Commission relating to a solicitation of proxies in favor of your election as a director of the Company at the Annual Meeting. You hereby agree to use the after-tax proceeds from such compensation, or an equivalent amount of other funds, to acquire securities of the Company (the "Nominee Shares") at such time that you shall determine, but in any event no later than fourteen (14) days after receipt of such compensation; provided, however, in the event you are unable to transact in the securities of the Company due to possession of material non-public information or any other limitation or restriction, you shall have fourteen (14) days from the first date that you can transact in the securities of the Company to acquire such securities; provided, further, that the Starboard Group shall have the right to waive the requirement to purchase Nominee Shares at any time by providing you with prior notice of any such waiver. During the term of this letter agreement, you agree not to sell, transfer or otherwise dispose of any Nominee Shares; provided, however, in the event that the Company enters into a business combination with a third party, you may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.

       The term of this letter agreement shall commence on the date hereof and shall remain in effect until the earliest to occur of (i) the Company's appointment or nomination of you for election as a director of the Company, (ii) the date of any agreement with the Company in furtherance of your nomination or appointment as a director of the Company, (iii) the Starboard Group's withdrawal of your nomination for election as a director of the Company, and (iv) the date of the Annual Meeting.

_____

The validity, interpretation, construction and performance of this letter agreement shall be governed by the laws of the State of New York, without regard to its principles of conflict of laws, and by applicable laws of the United States. The parties hereto consent to the jurisdiction of the New York State and United States courts located in New York County, New York for the resolution of any disputes hereunder and agree that venue shall be proper in any such court notwithstanding any principle of forum non conveniens and that service of process on the parties hereto in any proceeding in any such court may be effected in the manner provided herein for the giving of notices. The parties hereto waive trial by jury in respect of any such proceeding.

This letter agreement shall bind and inure to the benefit of you and your heirs, successors and assigns.

This letter agreement may be executed in counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument.


STARBOARD VALUE AND OPPORTUNITY
MASTER FUND LTD

By: Starboard Value LP, its investment manager

By: _____
Name:
Title:


Accepted and Agreed to:


_____

Exhibit 99.4

**POWER OF ATTORNEY**

The undersigned hereby appoints Jeffrey C. Smith, Peter A. Feld and Kenneth R. Marlin, or any of them, his true and lawful attorney-in fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, any settlement agreement, any amendments to any of the foregoing and any related documentation which may be required to be filed in his individual capacity as a result of the undersigned's beneficial ownership of, or participation in a group with respect to, securities directly or indirectly beneficially owned by Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP and Starboard Principal Co GP LLC or any of their respective affiliates, and granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of Jeffrey C. Smith, Peter A. Feld and Kenneth R. Marlin, or any of them, under this Power of Attorney shall continue with respect to the undersigned until revoked in writing.

Date: January 11, 2021

/s/ Jeffrey C. Smith
Jeffrey C. Smith

/s/ Peter A. Feld
Peter A. Feld

# POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Jeffrey C. Smith and Peter A. Feld, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of eHealth, Inc. (the "Company") directly or indirectly beneficially owned by Starboard Value LP or any of its affiliates (collectively, the "Starboard Group") and (ii) any proxy solicitation of the Starboard Group to elect the Starboard Group's slate of director nominees to the board of directors of the Company at the 2021 annual meeting of stockholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1.      executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Starboard Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.      executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16 (a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.      executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Starboard Group;

4.      performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.      taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Starboard Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 11th day of March 2021.

/s/ James E. Murray
**JAMES E. MURRAY**

# POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Jeffrey C. Smith and Peter A. Feld, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of eHealth, Inc. (the "Company") directly or indirectly beneficially owned by Starboard Value LP or any of its affiliates (collectively, the "Starboard Group") and (ii) any proxy solicitation of the Starboard Group to elect the Starboard Group's slate of director nominees to the board of directors of the Company at the 2021 annual meeting of stockholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1.        executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Starboard Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.        executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16 (a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.        executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Starboard Group;

4.        performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.        taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Starboard Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 11th day of March 2021.


/s/ Erin L. Russell
**ERIN L. RUSSELL**

# POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Jeffrey C. Smith and Peter A. Feld, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of eHealth, Inc. (the "Company") directly or indirectly beneficially owned by Starboard Value LP or any of its affiliates (collectively, the "Starboard Group") and (ii) any proxy solicitation of the Starboard Group to elect the Starboard Group's slate of director nominees to the board of directors of the Company at the 2021 annual meeting of stockholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1.      executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Starboard Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.      executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16 (a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.      executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Starboard Group;

4.      performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.      taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Starboard Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 11th day of March 2021.

/s/ Steven J. Shulman
**STEVEN J. SHULMAN**